Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2012	For the Twelve Months Ended December 31, 2011	For the Nine Months Ended September 30, 2011
Earnings
Net Income from Continuing Operations	$ 931	$1,051	$ 860
Preferred Stock Dividend	3	11	9
(Income) or Loss from Equity Investees	(4)	—	—
Minority Interest Loss	—	—	—
Income Tax	501	600	477

Pre-Tax Income from Continuing Operations	$1,431	$1,662	$1,346
Add: Fixed Charges*	484	642	483
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	5	19	14

Earnings	$1,910	$2,285	$1,815

* Fixed Charges
Interest on Long-term Debt	$ 429	$ 562	$ 423
Amortization of Debt Discount, Premium and Expense	12	20	14
Interest Capitalized	—	—	—
Other Interest	17	18	15
Interest Component of Rentals	21	23	17
Pre-Tax Preferred Stock Dividend Requirement	5	19	14

Fixed Charges	$ 484	$ 642	$ 483

Ratio of Earnings to Fixed Charges	3.9	3.6	3.8